OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: UNITED STATES FEDERAL ENERGY REGULATORY COMMISSION ORDER AND NOTICE - DOCKET NO. IN08-8-00

MATTER DETAIL: THIS IS AN UPDATE TO THE MATTER TITLED "UNITED STATES FEDERAL ENERGY REGULATORY COMMISSION ORDER AND NOTICE - DOCKET NO. IN08-8-00" ON 31 OCTOBER 2012, THE UNITED STATES FEDERAL ENERGY REGULATORY COMMISSION (THE "FERC") ISSUED BARCLAYS WITH A PUBLIC ORDER TO SHOW CAUSE AND NOTICE OF PROPOSED PENALTIES ("ORDER AND NOTICE") AGAINST BBPLC, ALLEGING THAT BBPLC (AND FOUR FORMER BARCLAYS EMPLOYEES) VIOLATED THE FEFC'S ANTI-MANIPULATION RULE BY MANIPULATING THE ELECTRICITY MARKETS IN AND AROUND CALIFORNIA FROM NOVEMBER 2006 TO DECEMBER 2008. IN JULY 2013, THE FERC PROPOSED THAT BBPLC PAY A $453 MILLION CIVIL PENALTY AND DISGORGE AN ADDITIONAL $34.9 MILLION OF PROFITS PLUS INTEREST (BOTH OF WHICH ARE CONSISTENT WITH THE AMOUNTS PROPOSED IN THE ORDER AND NOTICE). IN OCTOBER 2013, FERC FILED A CIVIL ACTION AGAINST BBPLC AND ITS FORMER TRADERS IN THE US DISTRICT COURT IN CALIFORNIA SEEKING TO COLLECT THE PENALTY AND DISGORGEMENT AMOUNT. FERC'S COMPLAINT IN THE CIVIL ACTION REITERATES THE ALLEGATIONS PREVIOUSLY MADE BY FERC IN ITS OCTOBER 2012 ORDER AND NOTICE AND ITS JULY 2013 ORDER ASSESSING CIVIL PENALTIES. BBPLC IS VIGOROUSLY DEFENDING THIS ACTION. BBPLC AND ITS FORMER TRADERS HAVE FILED A MOTION TO DISMISS THE ACTION FOR IMPROPER VENUE OR, IN THE ALTERNATIVE, TO TRANSFER IT TO THE SDNY, AND A MOTION TO DISMISS THE COMPLAINT FOR FAILURE TO STATE A CLAIM. IN SEPTEMBER 2013, BBPLC WAS CONTACTED BY THE CRIMINAL DIVISION OF THE US ATTORNEY'S OFFICE IN THE SOUTHERN DISTRICT OF NEW YORK AND ADVISED THAT SUCH OFFICE IS LOOKING AT THE SAME CONDUCT AT ISSUE IN THE FERC MATTER.

FILED BY: PODVESKERD1

FILED ON: 4/30/2014 1:34:44 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on

behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy